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                          January 22, 2024

       Emmanuel Caprais
       Chief Financial Officer
       ITT Inc.
       100 Washington Boulevard, 6 Floor
       Stamford, Connecticut 06902

                                                        Re: ITT Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
January 12, 2024
                                                            Form 8-K Furnished
November 2, 2023
                                                            File No. 001-05672

       Dear Emmanuel Caprais:

              We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       25

   1. We note your response to prior comment 1. As previously communicated, we continue to believe your non-GAAP
measures of total segment operating income, total segment
                                                        operating margin, total
adjusted segment operating income and total adjusted segment operating income margin
do not comply with Question 100.01 of the non-GAAP C&DIs.
                                                        Therefore, as
previously requested, please revise to remove these measures from any future Form 10-Q and
Form 10-K filings, Form 8-K earnings releases, and earnings
                                                        presentations on your
website.
 Emmanuel Caprais
FirstName
ITT Inc. LastNameEmmanuel Caprais
Comapany
January 22,NameITT
           2024    Inc.
January
Page 2 22, 2024 Page 2
FirstName LastName
Key Performance Indicators and Non-GAAP Measures, page 40

2. Please revise the reconciliation of adjusted income from continuing operations to present each adjustment gross of tax with the total related tax effect as a separate adjustment, which is clearly explained. Refer to Question 102.11 of the non-GAAP C&DIs.
3. Please revise to include a reconciliation of adjusted EPS to GAAP earnings per share.
         Refer to Question 102.05 of the non-GAAP C&DIs.
Form 8-K Furnished November 2, 2023

Exhibit 99.1, page 13

4.       We note your schedule titled    Reported vs. Adjusted Income from
Continuing Operations
         & Adjusted EPS    appears to include non-GAAP measures that are not
appropriately
         identified, such as income from continuing operations before tax, income from continuing operations, etc. Please revise to identify each non-GAAP measure along with the appropriate disclosures required by Item 10(e)(1)(i) of Regulation S-K. Alternatively,
         revise to remove such lines from your reconciliation or revise the form of your reconciliation so as to not create unintended non-GAAP measures. Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at
202-551-3564 with
any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology